Exhibit 12.1

Kirby Corporation, Inc.
Ratio of Earnings to Fixed Charges
Unaudited
(Dollars in thousands)

	Nine Months Ended September 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012

Ratio of Earnings to Fixed Charges
Earnings:
Earnings before fixed charges	$130,714	$222,944	$357,859	$450,765	$405,092	$339,219
Add: fixed charges	28,149	38,162	39,127	40,831	46,577	42,143
	$158,863	$261,106	$396,986	$491,596	$451,669	$381,362
Fixed Charges:
Interest expensed and capitalized	$15,046	$19,863	$20,387	$19,738	$25,259	$21,825
Amortized premiums, discounts and capitalized expenses related to indebtedness	786	801	1,377	2,362	2,613	2,560
An estimate of the interest within rental expense	12,317	17,498	17,363	18,731	18,705	17,758
Total fixed charges	$28,149	$38,162	$39,127	$40,831	$46,577	$42,143

Ratio of earnings to fixed charges	5.64	6.84	10.15	12.04	9.70	9.05